UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS PRELIMINARY UNAUDITED 4Q 2025 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – February 13, 2026 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the fourth quarter ended December 31, 2025, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
PRELIMINARY UNAUDITED FOURTH QUARTER 2025 FINANCIAL RESULTS

Tentative consolidated revenue for the fourth quarter of 2025 is KRW 113 billion, and tentative consolidated operating profit is KRW 12 billion.

The preliminary fourth quarter of 2025 result is mainly attributed by decreased revenues from Ragnarok M: Classic launched in Southeast Asia on February 14, 2025 and in Taiwan, Hong Kong and Macau on April 16, 2025. Tentative consolidated revenue for the fourth quarter of 2025 represented an 18.6% decrease in QoQ and a 12.9% decrease in YoY.

Unaudited preliminary consolidated revenue for 2025 is KRW 560 billion, and the operating profit is KRW 77 billion.

The preliminary 2025 figures are unaudited and subject to revision. Final result for the fourth quarter and year ended December 31, 2025 will be provided by our annual report for the fiscal year ended December 31, 2025 on Form 20-F.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 618,633 million as of December 31, 2025.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok Online 3, an MMORPG Mobile and PC game

Ragnarok Online 3 is planned to be launched in China in the fourth quarter of 2026 and is underway for its launch in Global within 2027.

•Ragnarok Monster Kitchen, a Hybrid Casual Mobile game

Ragnarok Monster Kitchen was officially launched in Global on December 11, 2025.

•Ragnarok: Rebirth, a 3D MMORPG Mobile game

Ragnarok: Rebirth was officially launched in China on December 25, 2025.

•Ragnarok X: Next Generation, an MMORPG Mobile and PC game

Ragnarok X: Next Generation was officially launched in Europe (France, Italy, Germany), Middle East, Egypt and Algeria on January 14, 2026.

•Ragnarok: Twilight, an MMORPG Mobile game

Ragnarok: Twilight (Vietnamese Title: Ragnarok: Twilight - Chạng Vạng) was officially launched in Vietnam on February 10, 2026, and is underway for its launch in America, Europe, Middle East and Korea within 2026. Huawei AppGallery (H5) version is planned to be launched in Southeast Asia (except Vietnam) in March 2026.

•Ragnarok: The New World, an MMORPG Mobile and PC game

Ragnarok: The New World was officially launched in Taiwan, Hong Kong and Macau on January 15, 2026. The game ranked first in both free downloads and top-grossing on Apple App Store, and also ranked first in free downloads and within the top five in top-grossing on Google Play across all three regions. Ragnarok: The New World is scheduled to be launched in Southeast Asia (except Vietnam) and Global (except China, Taiwan, Hong Kong, Macau, Japan, Korea and CIS) in the second half of 2026.

•Ragnarok Origin Classic, an MMORPG Mobile and PC game

Ragnarok Origin Classic, a renewal game of Ragnarok Origin, is scheduled to be launched in Southeast Asia (except Vietnam), Taiwan, Hong Kong, Macau and Korea in the first half of 2026.

•Ragnarok M: Classic, an MMORPG Mobile and PC game

Ragnarok M: Classic is underway for its launch in Korea in the second half of 2026.

•Ragnarok Abyss, an MMOARPG Mobile and PC game

Ragnarok Abyss is planned to be launched in Taiwan, Hong Kong and Macau in the second half of 2026.

•Ragnarok Endless Trails, a Casual, Roguelike, Survivor and Battle Royale Mobile game

Ragnarok Endless Trails will be launched in Southeast Asia on February 26, 2026.

•Ragnarok: Midgard Senki, a 2D MMORPG Mobile game

Ragnarok: Midgard Senki is currently under development and the launch date and target market will be announced.

•Ragnarok Zero: Global, an MMORPG PC game

Ragnarok Zero: Global is scheduled to be launched in Southeast Asia, Europe and Oceania in the second half of 2026.

Ragnarok Online IP-based Blockchain Game

•Ragnarok Online Landverse, an MMORPG Blockchain and PC game

Ragnarok Online Landverse was officially launched in America on December 19, 2025.

Other IP-based Games

•the Game of LIFE for Nintendo Switch, a Board and Party Console game the Game of LIFE for Nintendo Switch was officially launched in Asia (except Japan) on December 18, 2025.

•Little Gods of the Abyss, a Puzzle Platformer Console and PC game

Little Gods of the Abyss was officially launched in Global on January 22, 2026.

•ACADEMY OF HEROES: THREE KINGDOMS, a Turn-based Collective RPG Mobile game

ACADEMY OF HEROES: THREE KINGDOMS was officially launched in Southeast Asia on January 20, 2026.

•Requiem M, an MMORPG Mobile game

Requiem M will be launched in Korea in the first half of 2026.

•Wizmans World Re: Try, a JRPG Remaster Console and PC game

Wizmans World Re: Try will be launched in Global (except Japan) on February 19, 2026.

•Jaleco Arcade Collection, a Retro Console and PC game

Jaleco Arcade Collection is planned to be launched in Global in the second half of 2026.

•LIGHT ODYSSEY, a Boss Rush Action and Souls-like Console and PC game

LIGHT ODYSSEY will be launched in Global in the second half of 2026.

•Final Knight, an Action RPG Console and PC game

Final Knight is scheduled to be launched in Global in the second half of 2026.

•Hashire HEBEREKE: EX, a Racing and Remake Console and PC game

Hashire HEBEREKE: EX is underway for its launch in Global in the second half of 2026.

•GALVATEIN: Adventure's Guild, a Simulation Console and PC game

GALVATEIN: Adventure's Guild will be launched in Global in the second half of 2026.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the fourth quarter in 2025 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at https://www.gravity.co.kr/en/ir/updates. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many regions, including Japan and Taiwan, and is currently commercially offered in 91 regions. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2025 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Yujin Oh
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: February 13, 2026